Ard 4/4/2002

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

[redacted]

02022044

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52783

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hartford Capital Associates, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

31 Woodland Street, #11C
(No. and Street)

Hartford, CT 06105
(City) (State) (Zip Code)

RECEIVED APR 01 2002 PROCESSED

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Harold Lindenthal, (860) 548-0814
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Greenstein, Rogoff, Olsen & Co., LLP
(Name – *if individual, state last, first, middle name*)

39159 Paseo Padre Parkway, Suite 315, Fremont, CA 94538
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 05 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

Ard
4/4/2002

OATH OR AFFIRMATION

I, Harold Lindenthal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hartford Capital Associates, LLC, as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

C. WEBSTER
NOTARY PUBLIC
MY COMMISSION EXPIRES SEPT. 30, 2005

Signature

Harold Lindenthal, Managing Member
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HARTFORD CAPITAL ASSOCIATES, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2001

TOGETHER WITH INDEPENDENT AUDITORS' REPORT

GREENSTEIN, ROGOFF, OLSEN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

MOREY GREENSTEIN, CPA
BARRY A. ROGOFF, CPA
ALAN L. OLSEN, CPA

MURCO PLAZA
39159 PASEO PADRE PARKWAY, SUITE 315
FREMONT, CALIFORNIA 94538-1600
TELEPHONE (510) 797-8661
FAX (510) 797-1791
www.groco.com

2483 E. BAYSHORE ROAD, SUITE 203
PALO ALTO, CA 94303-3205
TELEPHONE (650) 856-2382
FAX (650) 856-2386
www.groco.com

INDEPENDENT AUDITORS' REPORT

To the Members
Hartford Capital Associates, LLC

We have audited the accompanying balance sheet of Hartford Capital Associates, LLC ("Company") as of December 31, 2001, and the related statements of operation and changes in members equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hartford Capital Associates, LLC as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Greenstein Rogoff Olsen & Co LLP

Fremont, California
March 19, 2002

HARTFORD CAPITAL ASSOCIATES, LLC

BALANCE SHEET

DECEMBER 31, 2001

ASSETS	NOTES	
CURRENT ASSETS:		
Cash and cash equivalents	1	$ 31,251
Prepaid expenses		7,340
Total current assets		38,591
PROPERTY AND EQUIPMENT:	1	
Furniture and fixtures		1,398
Machinery and equipment		1,200
Computer equipment & software		8,340
		10,938
Less accumulated depreciation		(2,108)
Total property and equipment		8,830
TOTAL ASSETS		$ 47,421

LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable		$ 3,207
Accrued expenses		2,300
Total current liabilities		5,507
COMMITMENTS AND CONTINGENCIES	1	
MEMBERS' EQUITY		41,914
TOTAL LIABILITIES AND MEMBERS' EQUITY		$ 47,421

See accompanying notes.

HARTFORD CAPITAL ASSOCIATES, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2001

	NOTES	
REVENUES	1	$ 38,050
GENERAL AND ADMINISTRATIVE EXPENSES	3	78,704
LOSS FROM OPERATION		(40,654)
INTEREST EXPENSE		(380)
NET LOSS		$ (41,034)

See accompanying notes.

HARTFORD CAPITAL ASSOCIATES, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2001

Beginning members' equity	$ 8,070
Net loss	(41,034)
Share of contributions	74,878
Ending members' equity	$ 41,914

See accompanying notes.

HARTFORD CAPITAL ASSOCIATES, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (41,034)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	2,108
Changes in operating assets and liabilities:	
Prepaid expenses	(7,340)
Accounts payable	1,928
Accrued expenses	2,300
Net cash used by operating activities	(42,038)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchases of property and equipment	(10,938)
Net cash used by investing activities	(10,938)
CASH FLOW FROM FINANCING ACTIVITIES	
Capital contribution received from members	74,878
Net cash provided by financing activities	74,878
NET INCREASE IN CASH AND CASH EQUIVALENTS	21,902
CASH AND CASH EQUIVALENTS, JANUARY 1, 2001	9,349
CASH AND CASH EQUIVALENTS, DECEMBER 31, 2001	$ 31,251
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
Cash paid during the year for:	
Interest	$ 380

See accompanying notes.

HARTFORD CAPITAL ASSOCIATES, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General: Hartford Capital Associates, LLC ("Company") was formed in Connecticut on May 26, 2000 as a limited liability company. Its primary activity is to act as a broker-dealer in accordance with the requirements of the National Association of Securities Dealers, Inc. (NASD).

Basis of accounting: The financial statements are prepared on the accrual basis of accounting.

Estimates: The Company's financial statements are presented in accordance with generally accepted accounting principles, which require the use of management's estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents: For purposes of the statement of cash flows, the Company considers all short-term investments having original maturities of 90 days or less to be cash equivalents. There were no cash equivalents at December 31, 2001.

Cash consists of deposits held in four different accounts with two different financial institutions. Federal Deposit Insurance Corporation insures a balance up to $100,000 for each financial institution.

Income taxes: Income taxes on Limited Liability Company income are the responsibility of the individual members; accordingly, no provision for income taxes is included in the accompanying financial statements.

Property and equipment: Property and equipment are recorded at cost. Renewals and betterments are capitalized; maintenance and repairs are expensed. Depreciation is provided using accelerated methods over estimated useful lives, from five to seven years. Depreciation expense for the year ended December 31, 2001, was $2,108.

Revenue Recognition: The Company recognizes revenues as earned. Consulting fees is a major source of revenue, and is recognized in the period earned.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2001, the Company had net capital of $25,744, which was $20,744 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.21 to 1.

NOTE 3 – RELATED PARTY TRANSACTIONS

The company rents office space from the members on a month-to-month basis. Monthly rent is approximately $942. For the year ended December 31, 2001, total rent expense was $7,087.

Each member is required to contribute cash for the Company's operating expenses. One member paid some of Company's operating expenses through his personal account. These expenses are not reflected in the Company's books, as he did not contribute cash to the company for theses expenses. The amounts that are not reflected in the financial statements are unknown.

HARTFORD CAPITAL ASSOCIATES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

SCHEDULE I

DECEMBER 31, 2001

NET CAPITAL	
Total stockholder's equity	$ 41,914
Total stockholder's equity qualified for net capital	$ 41,914
Total capital and allowable subordinated liabilities	$ 41,914
Deductions - non-allowable assets:	
Prepaid expenses	$ 7,340
Property and equipment, net	8,830
Total deductions	16,170
Net capital	$ 25,744
AGGREGATE INDEBTEDNESS	
Items included in balance sheet:	
Accounts payable	$ 3,207
Accrued expenses	2,300
Total aggregate indebtedness	$ 5,507
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required as 6.67% of aggregate indebtedness	$ 367
Minimum net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement, greater of above	$ 5,000
Excess net capital	$ 20,744
Excess net capital at 1000%	$ 25,193
Ratio: aggregate indebtedness to net capital	0.21 to 1

See accompanying notes.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Members
Hartford Capital Associates, LLC

In planning and performing our audit of the financial statements of Hartford Capital Associates, LLC ("Company") for the year ended December 31, 2001, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry security accounts for customers, or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 (CONTINUED)

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

In addition, we noted other matters involving the internal control and its operation that we have reported to the members of Hartford Capital Associates, LLC in a separate letter dated March 19, 2002.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory Agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Greenthal Rogoff Olsen & Co LLP

Fremont, California
March 19, 2002